Exhibit 99.1

Lithium Americas Reports First Quarter 2020 Results

May 8, 2020 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") has reported financial and operating results for the first quarter ended March 31, 2020.

This news release should be read in conjunction with Lithium Americas’ unaudited condensed consolidated interim financial statements and management's discussion and analysis (“MD&A”) for the three months ended March 31, 2020, which are available on the Company’s website and SEDAR. All amounts are in U.S. dollars unless otherwise indicated.

“While we remain fully committed to bringing both of our projects to production and are beginning to resume activities in Argentina, our top priority will continue to be protecting the health and safety of our employees, their families and the communities in which we operate” commented Jon Evans, Lithium Americas’ President and CEO. “I am proud of the way our employees and all of our stakeholders have responded to these unprecedented times and I remain confident that we will get through this together. We have been actively supporting the Province of Jujuy’s and Nevada’s efforts to address this challenge and we will continue to do so."

Highlights

Caucharí-Olaroz Lithium Project (“Caucharí-Olaroz”):

  On March 19, 2020, construction activities at Caucharí-Olaroz were temporarily suspended immediately following the declaration in Argentina of a country-wide mandatory quarantine in response to COVID-19.

  In mid-April 2020, following revisions to the scope of the government restrictions, activities at Caucharí- Olaroz resumed on a limited basis.

  The resumption of activities is occurring gradually with full caution and attention to the health and safety of returning employees, contractors and suppliers and in constant communication with the Argentine authorities, communities and all other stakeholders.

  COVID-19 health safety procedures have been implemented at site and at the Jujuy office.

  The impact of COVID-19 restrictions and safety procedures on the construction schedule is being assessed and the Company expects to provide an update by the end of Q2 2020.

  Any increase in capital costs as a result of the COVID-19 impact on the construction schedule is expected to be minimal and within the existing contingency.

  As of March 31, 2020, construction was 40% complete with $373 million (66%) of the planned capital expenditures committed including $249 million (44%) spent.

Thacker Pass Lithium Project (“Thacker Pass”):

  Lithium Americas is abiding by all government restrictions relating to COVID-19 in Nevada, and staff are efficiently working from home.

  Permitting continues as planned, with the Mine Plan of Operations accepted by the Bureau of Land Management (“BLM”) and the Notice of Intent published on January 21, 2020 in the federal register, which started a mandated 365 day requirement for the BLM to complete the permitting process. Major permits are expected to be received by the end of Q1 2021.

  Over 10,500 kg of high-quality lithium sulphate has been produced at the process testing facility in Reno, Nevada prior to the temporary closure of the facility in response to COVID-19 safety measures.

  Third-party vendors continue to engineer and design lithium carbonate and lithium hydroxide evaporator and crystallizer as well as provide performance guarantees and product samples.

  A definitive feasibility study (“DFS”) is being completed with an initial targeted production capacity of 20,000 tonnes per annum (“tpa”) lithium hydroxide and approximately 2,000 tpa lithium carbonate (“Phase 1”); the DFS is on track to be completed by mid-2020.

  The Industrial Company, a division of Kiewit Corporation, is engaged to complete key aspects of the DFS.

  Thacker Pass permitting and DFS costs are expected to be fully funded from available cash on hand.

  The Company is exploring financing options for Phase 1 construction, including the possibility of a joint venture partner at Thacker Pass.

Corporate:

  As at March 31, 2020, the Company had $82.1 million in cash and cash equivalents, including $36.8 million representing the Company’s 50% share of Caucharí-Olaroz cash and cash equivalents, a $20.0 million drawdown on one of the credit facilities to fund Caucharí-Olaroz and $25.3 million held by Lithium Americas and its subsidiaries.

  As at March 31, 2020, the Company had drawn $95.8 million of the $205.0 million senior credit facility and $22.2 million from its $100.0 million unsecured, limited recourse, subordinated loan facility.

  On February 7, 2020, the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”) entered into an agreement whereby Ganfeng has agreed to invest $16.0 million in Caucharí-Olaroz to increase its interest from 50% to 51%, with Lithium Americas owning the remaining 49%. In addition, Lithium Americas will receive $40.0 million in cash from the proceeds of non-interest-bearing loans from Ganfeng, which, upon closing, is expected to strengthen the Company’s balance sheet and enhance its liquidity position. The transaction is expected to be completed in Q3 2020 subject to closing conditions.

Management's Response to the COVID-19 Pandemic

COVID-19 has affected the Company’s activities and caused significant uncertainty surrounding the extent and duration of the impacts that it may have on our suppliers, on our employees and on global financial markets. The Company responded rapidly and proactively to COVID-19 and has implemented several initiatives to help protect the health and safety of our employees, their families and the communities in which we operate. To date, Lithium Americas has not had any confirmed or suspected cases of COVID-19 among employees or contractors at any of its projects.

Each of our sites have established COVID-19 management plans and developed project-specific plans that enable them to meet and respond to changing conditions associated with COVID-19, including:

  implementing comprehensive preventative measures at all sites;

  revisiting planned activities at our projects;

  enabling most of our office employees to work from home;

  eliminating all non-essential business travel; and

  appointing a team with overall responsibility for COVID-19 response planning, which includes senior management of the Company.

The Company is continuing to follow the advice of public health authorities and adhering to government regulations with respect to COVID-19 in the jurisdictions in which it operates. Management at Cauchari-Olaroz and Thacker Pass have been actively supporting local authorities’ and local communities’ efforts to address the COVID-19 challenge, including donations and support to the provincial and local authorities to buy medical and protective equipment, tests and other supplies.

Financial Results
Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Expenses	(10.3)	(2.1)
Net loss	(14.0)	(4.5)
Loss per share - basic	(0.16)	(0.05)

(in US$ million)		As at December 31,
	As at March 31, 2020	2019
	$	$
Cash and cash equivalents	82.1	83.6
Total assets	326.1	293.8
Total long-term liabilities	(158.6)	(119.1)

With the $160.0 million investment by Ganfeng in Caucharí-Olaroz, closed in August 2019, the Company’s investment in Caucharí-Olaroz is accounted for as a joint operation and the Company now recognizes its share of any assets, liabilities and results of the joint operation rather than equity accounting for the investment. In Q1 2020, total assets increased primarily as a result of the Company’s share of the increase of the Caucharí-Olaroz capital expenditures. In Q1 2020, total long-term liabilities increased primarily as a result of a $22.2 million drawdown on the Company’s limited recourse loan facility and a $12.0 million drawdown on the Company’s senior credit facility.

Net loss for the three months ended March 31, 2020 was $14.0 million compared to net loss of $4.5 million for the three months March 31, 2019. Net loss in Q1 2020 increased primarily due to DFS-related costs on Thacker Pass, stock-based compensation and other items.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association. Dr. LeBlanc is the Chief Technical Officer of the Company. Information on the Company’s data verification and QA / QC procedures is contained in Lithium Americas’ current technical reports for Caucharí-Olaroz and Thacker Pass, available at www.sedar.com.

About Lithium Americas:

Lithium Americas is developing Caucharí-Olaroz (50%-owned) in Jujuy, Argentina and Thacker Pass (100%-owned) in Nevada, USA. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street Vancouver, BC,
V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: development of the Caucharí-Olaroz and Thacker Pass projects, including timing and budget, completion of construction activities, anticipated productions, and results thereof; the Company’s response to the COVID-19 outbreak, the potential impact to the construction and DFS schedules, and the expected timing for updates on its impact on such schedules; discussions with vendors and freight forwarders, and results thereof; the expected closing, benefits from, and approvals related thereto, of the February 2020 Ganfeng investment agreement; capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; exploration of financing options and a potential joint venture partner for Thacker Pass; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz project, which is held and operated through the Company’s joint venture with Ganfeng; successful operations of the Ganfeng co-ownership structure; ability to produce high quality battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company’s engineering, design permitting program at the Thacker Pass project, including that the Company meets deadlines set forth herein and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, timing, results and completion of the Thacker Pass feasibility study; funding of project permitting and DFS costs for the Thacker Pass project; the Company’s share of the expected capital expenditures for the construction of Stage 1 of the Caucharí-Olaroz project; ability to achieve capital cost efficiencies; and stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, forecasted demand for lithium products, including pricing thereof, the Company’s ability to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project into production, including results therefrom and timing thereof, the impacts of COVID-19 globally and in the jurisdictions in which we operate, and on the availability and movement of personnel, supplies and equipment, timing of regulatory approvals and permits, and on third parties we are in a contractual relationship with regarding the preparation of the DFS and with respect to construction activities at the Caucharí-Olaroz project, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, reliability of technical data, accuracy of current budget and construction estimates, that pending patents will be approved, ability to achieve commercial production, general economic conditions, maintenance of a positive business relationship with Ganfeng, timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities, the Company position in a competitive environment, and a stable and supportive legislative, regulatory and community environment.

Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.